February 24, 2005



VIA FACSIMILE AND FEDEX
-----------------------

United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0405
(202) 942-9528 (Fax)
Attention:        H. Roger Schwall
                  Gary Newberry
                  Shannon Buskirk

         Re:      MONSANTO COMPANY
                  Form 10-K, Filed November 3, 2004
                  Form 10-Q, Filed January 10,
                  2005 File No. 1-16167

Dear Messrs. Schwall and Newberry and Ms. Buskirk:

                  Reference is made to the Staff's letter, dated February 9, 2005, setting forth comments to the Report on Form 10-K for the year ended August 31, 2004 (the "Form 10-K") and the Report on Form 10-Q for the quarter ended November 30, 2004 (the "Form 10-Q") by Monsanto Company ("Monsanto" or the "Company"). Set forth below are the Staff's comments, indicated in bold, and the Company's responses. As discussed with the Staff on February 23, 2005, the Company will incorporate changes to its filings prompted by the Staff's comments on a going forward basis in all future filings, consistent with the responses outlined below. We understand that the purpose of the Staff's review is to assist the Company in its compliance with the applicable disclosure requirements and to enhance the overall disclosure in its filings. As such, we understand that the Staff may have further comments based on our responses.

                  In addition, we are providing in Schedules No. 1 and 2 hereto supplemental information as requested in the Staff's comments, including our responses to Comment number 5. We request that the Staff return all copies of these Schedules, after its review is complete.

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Securities and Exchange Commission
February 24, 2005
page 2

      ACCOUNTING COMMENTS
      -------------------

      Form 10-K for the year ended August 31, 2004

      Item 7, Management's Discussion and Analysis of Financial Condition and
      -----------------------------------------------------------------------
      Results of Operations
      ---------------------

      Financial Measures, Page 24
      ---------------------------

1. WE NOTE YOUR USE OF EBIT (EARNINGS BEFORE INTEREST AND TAXES) AS A MEASURE OF YOUR SEGMENTS' PROFIT, ITS DEFINITION AND THE RECONCILIATION TO NET INCOME IN NOTE 23 ON PAGE 112. WE NOTE YOUR CALCULATION OF EBIT EXCLUDES LOSSES FROM DISCONTINUED OPERATIONS, CUMULATIVE EFFECT OF ACCOUNTING CHANGES AND CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLES. IN THIS REGARD, IT APPEARS THE TITLE OF YOUR NON-GAAP MEASURE REQUIRES MODIFICATION AS IT DOES NOT CLEARLY IDENTIFY ALL ADJUSTMENTS YOU HAVE MADE TO THE WIDELY KNOWN AND RECOGNIZED MEASURE OF EBIT. THE REVISED TITLE OF YOUR NON-GAAP MEASURES SHOULD NOT REFER IN ANY WAY TO "EBIT" UNLESS THE MEASURE IS CALCULATED CONSISTENTLY WITH ITS READILY KNOWN DEFINITION. REFER TO QUESTION 14 OF THE FREQUENTLY ASKED QUESTIONS REGARDING THE USE OF NON-GAAP FINANCIAL MEASURES ISSUED ON JUNE 13, 2003 FOR FURTHER EXPLANATION.

                  RESPONSE. The first paragraph in the "Overview -- Financial Measures" section of Item 7 -- Management's Discussion and Analysis of Financial Condition and Results of Operations of Monsanto's Form 10-K, explains the usage of the term EBIT. This financial measure is used in the "Seeds and Genomics Segment" and "Agricultural Productivity Segment" sections of Management's Discussion and Analysis of Financial Condition and Results of Operations (MD&A) and in Note 23 to the consolidated financial statements.

                  The readily known definition defines EBIT as net income (loss) before interest and taxes. Monsanto also excludes discontinued operations and the cumulative effect of a change in accounting principle in its calculation. Throughout the Form 10-K, the Company defines EBIT as earning (loss) from continuing operations before cumulative effect of accounting change, interest and income taxes. Prospectively Monsanto will re-title its definition from "EBIT" to "Adjusted EBIT". In addition, Monsanto will prospectively add the following to the language that appears in MD&A and the segment footnote:

                  "EBIT is defined as net income (loss) before interest and taxes. We have adjusted this definition to exclude two additional items, discontinued operations and cumulative effect of accounting change. We define "Adjusted EBIT" as net income (loss) before interest, income taxes, discontinued operations and cumulative effect of accounting change."

2. WE NOTE YOUR DISCUSSION OF CHANGES IN THIS MEASURE ON A SEGMENT BASIS IN THE MANAGEMENT'S DISCUSSION AND ANALYSIS SECTION. THESE DISCUSSIONS SHOULD ALSO

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Securities and Exchange Commission
February 24, 2005
page 3

         INCLUDE A DESCRIPTION OF THE RECONCILING ITEMS THAT APPLY
         TO EACH PARTICULAR SEGMENT. PLEASE REFER TO QUESTION 19 OF THE FREQUENTLY ASKED QUESTIONS REGARDING THE USE OF NON-GAAP FINANCIAL MEASURES ISSUED ON JUNE 13, 2003, IF YOU REQUIRE FURTHER GUIDANCE. IN ORDER TO COMPLY WITH ITEM 10(E) OF REGULATION S-K, IT APPEARS YOUR DISCLOSURES SHOULD BE EXPANDED.

                  RESPONSE. In the "Seeds and Genomics Segment" and "Agricultural Productivity Segment" sections of MD&A, Monsanto includes financial results for Adjusted EBIT. Monsanto will prospectively modify the title and footnote to the charts to comply with its response to Comment number 1. Reconciling items between consolidated net income
         (loss) and "Adjusted EBIT" consist of interest, income taxes, discontinued operations and cumulative effect of a change in accounting principle. Prospectively Monsanto will revise footnote 2 to the Seeds and Genomics segment chart in MD&A as follows:

                  "We define "Adjusted EBIT" as net income (loss) before interest, income taxes, discontinued operations and cumulative effect of accounting change. Interest and income taxes are recorded on a total company basis. We do not record these items at the segment level. Discontinued operations relate solely to the Seeds and Genomics segment and consist of the European breeding and seed business for wheat and barley and the plant-made pharmaceuticals program. See the "Results of Operations" charts in MD&A and Note X -- Discontinued Operations for detail of the "loss from operations of discontinued businesses" for the periods presented. In the transition period, the cumulative effect of a change in accounting principle recorded was not related to this segment. In calendar year 2002, we recorded a cumulative effect of a change in accounting principle of $1,822 million, which was solely related to the Seeds and Genomics segment (see Note X -- Goodwill and Other Intangible Assets)."

                  Prospectively Monsanto will revise footnote 2 to the Agricultural Productivity segment chart in MD&A as follows:

                 "We define "Adjusted EBIT" as net income (loss) before
                  interest, income taxes, discontinued operations and cumulative effect of accounting change. Interest and income taxes are recorded on a total company basis. We do not record these items at the segment level. There were no discontinued operations related to this segment. In the transition period, we recorded a cumulative effect of a change in accounting principle of $12 million for the adoption of a new accounting standard relating to asset retirement obligations, which was solely related to the Agricultural Productivity segment. In calendar year 2002, the cumulative effect of a change in accounting principle recorded was not related to this segment."

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Securities and Exchange Commission
February 24, 2005
page 4

      Item 8, Financial Statements and Supplementary Data
      ---------------------------------------------------

      Statement of Consolidated Operations, Page 63
      ---------------------------------------------

3. WE NOTE YOU HAVE REPORTED THE $396 MILLION SOLUTIA PCB LITIGATION EXPENSE AS A SEPARATE OTHER EXPENSE IN THE YEAR ENDED AUGUST 31, 2003 AND $58 MILLION RELATED TO THE SOLUTIA ASSUMED LIABILITIES AS OTHER EXPENSE - NET IN THE YEAR ENDED AUGUST 31, 2004. IT APPEARS THESE EXPENSES ARE RELATED TO PRIOR OPERATIONS. TELL US WHY EACH OF THESE ITEMS SHOULD BE CLASSIFIED AS A NON-OPERATING EXPENSE UNDER ARTICLE 5 OF REGULATION S-X.

                  RESPONSE. Since Monsanto's business does not, and never did, include the operations of the Chemicals Business (defined below) for which the PCB litigation and Solutia's Assumed Liabilities relate, Monsanto believes the appropriate income statement line item to record these expenses was non-operating expense. The Company believes the $396 million expense for the global settlement that Monsanto participated in, which included Solutia Inc. ("Solutia") and Pharmacia Corporation ("Pharmacia"), relating to certain Solutia PCB litigation in Alabama recorded in the eight-month transition period ended August 31, 2003, and the $58 million related to Solutia's Assumed Liabilities recorded in fiscal year 2004 were both properly recorded as non-operating expenses. Monsanto has incurred costs related to both matters pursuant to its obligation under the Separation Agreement (defined below) to indemnify Pharmacia. Monsanto's results of operations for all periods presented in the Form 10-K solely consist of the Ag Business (defined below). The Chemicals Business was separated from Pharmacia (then known as Monsanto Company) on September 1, 1997. On February 9, 2000, Monsanto was incorporated in Delaware as a wholly owned subsidiary of Pharmacia (then known as Monsanto Company) under the name "Monsanto Ag Company." Background of the relationships among Monsanto, Pharmacia, Pfizer Inc. ("Pfizer") and Solutia is provided in the following paragraphs.

                  BACKGROUND INFORMATION FOR THE ABOVE RESPONSE:

                  In the Form 10-K, the section "Relationships Among Monsanto Company, Pharmacia Corporation, Pfizer Inc. and Solutia Inc." in Part I -- Item 1 -- Business provides a brief background on the relationships among these corporations. Prior to September 1, 1997, a corporation that was then known as Monsanto Company ("Former Monsanto") operated an agricultural products business (the "Ag Business"), a pharmaceuticals business (the "Pharmaceuticals Business") and a chemical products business (the "Chemicals Business"). Former Monsanto is today known as Pharmacia. Pharmacia is now a wholly owned subsidiary of Pfizer, which together with its subsidiaries operates the Pharmaceuticals Business. Monsanto's business consists of the operations, assets and liabilities that were previously the Ag Business. Solutia comprises the operations, assets and liabilities that were previously the Chemicals Business.

                  On September 1, 1997, Pharmacia (then known as Monsanto Company) entered into a Distribution Agreement ("Distribution Agreement") with Solutia related to the

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Securities and Exchange Commission
February 24, 2005
page 5

               transfer of the operations, assets and liabilities of the Chemical Business from Pharmacia to Solutia. Pursuant to the Distribution Agreement, Solutia assumed and agreed to indemnify Pharmacia (then known as Monsanto Company) for certain liabilities related to the Chemicals Business. On September 1, 2000, Monsanto entered into a Separation Agreement (Separation Agreement) with Pharmacia related to the transfer of the operations, assets and liabilities of the Ag Business from Pharmacia to us. Pursuant to the Separation Agreement, Monsanto was required to indemnify Pharmacia for any liabilities primarily related to the Ag Business or the Chemicals Business, and for liabilities assumed by Solutia pursuant to the Distribution Agreement, to the extent that Solutia fails to pay, perform or discharge those liabilities. On December 17, 2003, Solutia and 14 of its U.S. subsidiaries filed a voluntary petition for reorganization under Chapter 11 of the U.S. Bankruptcy Code.

4. WE NOTE YOUR LINE ITEM TITLED "AMORTIZATION AND ADJUSTMENTS OF GOODWILL" ON THE STATEMENT OF OPERATIONS AND THE $69 MILLION IMPAIRMENT OF GOODWILL RECORDED DURING THE YEAR ENDED AUGUST 31, 2004. AS THIS AMOUNT RELATES TO THE IMPAIRMENT OF PREVIOUSLY RECORDED GOODWILL, WE BELIEVE IT IS NOT APPROPRIATE TO CHARACTERIZE THIS AMOUNT AS AN "ADJUSTMENT" TO GOODWILL. IN ADDITION, THE DEPICTION OF THIS AMOUNT AS AN ADJUSTMENT DOES NOT TRULY DESCRIBE THE NATURE OF THIS AMOUNT AS "ADJUSTMENT TO GOODWILL" COULD HAVE SEVERAL MEANINGS. WE NOTE YOU HAVE DESCRIBED THIS AMOUNT IN NOTE 9 ON PAGE 84 AS AN IMPAIRMENT AND BELIEVE THE REMAINING DISCLOSURES THROUGHOUT YOUR FILING REQUIRE MODIFICATION TO CONSISTENTLY LABEL THE $69 MILLION AS AN IMPAIRMENT.

                  RESPONSE. Although Monsanto has historically used the title "Amortization and adjustments of goodwill" on the Statement of Consolidated Operations to include goodwill impairment losses, Monsanto will change this title to "Impairment of goodwill" in future filings. Since the Statement of Consolidated Operations for the year ended December 31, 2001 (the last year for which Monsanto amortized goodwill), will not be included in future filings, the reference to amortization is no longer necessary. Related disclosures in future filings will also be modified to consistently label the $69 million and future impairments, if any, as goodwill impairment losses.

      Statement of Consolidated Financial Position, page 64
      -----------------------------------------------------

5. WE NOTE THE REPORTED AMOUNT OF OTHER ASSETS AND MISCELLANEOUS SHORT-TERM ACCRUALS ARE GREATER THAT 5% OF REPORTED TOTAL ASSETS AND TOTAL CURRENT LIABILITIES, RESPECTIVELY. ON A SUPPLEMENTAL BASIS, TELL US THE COMPONENTS OF THESE ITEMS. DISCLOSURE OF CERTAIN ITEMS MAY BE REQUIRED UNDER ITEM 5.02 OF REGULATION S-X.

                  RESPONSE. Monsanto supplementally advises the Staff as follows:

                  OTHER ASSETS

                  See attached supplemental Schedule No. 1 to this response for a listing of items included in the Other Assets balance. The noncurrent deferred tax assets balance as of

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Securities and Exchange Commission
February 24, 2005
page 6

          August 31, 2004, and August 31, 2003, exceeded the 5 percent threshold noted in Item 5.02 of Regulation S-X. While the disclosure in the Form 10-K Note 11 -- Income Taxes includes a discussion of deferred tax assets and provides a schedule of the deferred tax asset components, it does not include a separate presentation of current and noncurrent deferred tax assets. On a prospective basis, Monsanto will disclose noncurrent deferred tax assets either as a separate line on the Statement of Consolidated Financial Position or in the Income Taxes note as either method of disclosure is acceptable under Item 5.02 of Regulation S-X. Other than the noncurrent deferred tax assets balance, there were no individual balances that exceeded the 5 percent threshold noted in Item 5.02 of Regulation S-X.

                  MISCELLANEOUS SHORT-TERM ACCRUALS

                  See attached supplemental Schedule No. 2 to this response for a listing of items included in the Miscellaneous Short-Term Accruals balance. The income taxes payable balance as of August 31, 2004, August 31, 2003, and December 31, 2002, exceeded the 5 percent threshold noted in Item 5.02 of Regulation S-X. On a prospective basis, Monsanto will report income taxes payable as a separate line on the Statement of Consolidated Financial Position for all periods presented. Other than income taxes payable, there were no individual balances that exceeded the 5 percent threshold.

      Statement of Consolidated Cash Flow, page 65
      --------------------------------------------

6. PLEASE EXPAND THE "NET CHANGE IN SHORT-TERM FINANCING" LINE ITEM TO PRESENT THE ADDITIONS AND REPAYMENTS AS SEPARATE LINE ITEMS. NETTING IS NOT APPROPRIATE UNLESS YOU MET THE REQUIREMENTS OF PARAGRAPH 13, AS AMENDED, OF SFAS 95.

                  RESPONSE. The line item titled "Net change in short-term financing" was primarily comprised of bank overdrafts, commercial paper, and notes payable to banks. Monsanto has analyzed the "Net change in short-term financing" line item for the periods presented on the Statement of Consolidated Cash Flows in the Form 10-K. There were no material items (gross short-term debt proceeds and short-term debt reductions that exceeded $30 million) included in this line item in the year ended August 31, 2004, and the eight months ended August 31, 2003, that had maturities greater than three months, and therefore should be presented separately as short-term debt proceeds and short-term debt reductions. In calendar year 2002 and calendar year 2001, the Company had less than 1 percent and 15 percent, respectively, of total commercial paper issued with terms greater than three months, but less than one year. The commercial paper with terms greater than three months was included in the "Net change in short-term financing" line item. The Company has not had commercial paper outstanding since September 2003. The Company will follow the requirements of paragraph 13, as amended, of SFAS 95 for all future filings.

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Securities and Exchange Commission
February 24, 2005
page 7

      Notes to Consolidated Financial Statements
      ------------------------------------------

      Note 2.  Significant Accounting Policies, page 69
      -------------------------------------------------

      General
      -------

7. PLEASE TELL US WHETHER YOU INCLUDE PURCHASING AND RECEIVING COSTS, INSPECTION COSTS, WAREHOUSING COSTS, INTERNAL TRANSFER COSTS, AND THE OTHER COSTS OF YOUR DISTRIBUTION NETWORK IN THE COST OF PRODUCTS SOLD LINE ITEM. WITH THE EXCEPTION OF WAREHOUSING COSTS, IF YOU DO NOT INCLUDE SOME OF THESE COSTS IN COST OF PRODUCTS SOLD, PLEASE TELL US WHY NOT AND DISCLOSE:

        O IN A FOOTNOTE AND IN MANAGEMENT'S DISCUSSION & ANALYSIS THE LINE ITEMS THAT THESE COSTS ARE INCLUDED IN AND THE AMOUNTS INCLUDED IN EACH LINE ITEM FOR EACH PERIOD PRESENTED, AND

        O IN MANAGEMENT'S DISCUSSION & ANALYSIS THAT YOUR GROSS MARGINS MAY NOT BE COMPARABLE TO THOSE OF OTHER ENTITIES, SINCE SOME ENTITIES INCLUDE THE COSTS RELATED TO THEIR DISTRIBUTION NETWORK IN COST OF GOODS SOLD AND OTHERS LIKE YOU EXCLUDE THEM FROM GROSS MARGIN, INCLUDING THEM INSTEAD IN A LINE ITEM SUCH AS SELLING, GENERAL AND ADMINISTRATIVE EXPENSES.

                  RESPONSE. The purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and other costs of Monsanto's distribution network were recorded in cost of goods sold for all periods presented in the Form 10-K. See the response to Comment number 8, which discusses the shipping and handling expenses charged to customers. Prospectively Monsanto will include the following disclosure in Note X -- Significant Accounting Policies:

                  "Monsanto records purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and other costs of the company's distribution network in cost of goods sold as incurred."

8. PLEASE DISCLOSE YOUR ACCOUNTING POLICY FOR SHIPPING AND HANDLING COSTS. IN DOING SO, DISCLOSE BOTH THE LINE ITEM IN WHICH YOU INCLUDE AMOUNTS PAID BY CUSTOMERS TO YOU FOR SHIPPING AND HANDLING AND THE LINE ITEM IN WHICH YOU INCLUDE YOUR ACTUAL COSTS FOR SHIPPING AND HANDLING. IF YOU DO NOT INCLUDE YOUR COSTS FOR SHIPPING AND HANDLING IN COST OF SALES, ALSO DISCLOSE THE AMOUNTS OF YOUR COSTS FOR SHIPPING AND HANDLING FOR EACH PERIOD PRESENTED AS REQUIRED BY PARAGRAPH 6 OF EITF 00-10.

                  RESPONSE. Monsanto typically does not charge customers specifically for freight costs; however, these costs are considered in the determination of the selling price of Monsanto products. Historically, Monsanto has paid the freight costs for shipments of products to customers and recorded these costs in net sales. The Company recognizes that netting the freight costs against revenues is inconsistent with paragraph 7 of EITF 00-10. However, paragraph 8 of EITF 00-10 states that the significance of shipping and

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Securities and Exchange Commission
February 24, 2005
page 8

         handling costs for the purpose of applying the guidance of the EITF should be based on the significance of the shipping and handling costs to each line item on the income statement that includes them and to gross profit. For all periods presented in the Form 10-K, the freight costs included in net sales were approximately 2% of net sales. Additionally, had Monsanto applied paragraph 7 of EITF 00-10, reclassifying the costs from net sales to cost of goods sold would have no impact on gross profit. Thus, the Company determined that these costs were not significant for purposes of applying EITF 00-10. However, on a prospective basis, the company will reclassify the costs from net sales to cost of goods sold for all periods presented and provide the appropriate footnote disclosure.

                  All other shipping and handling costs, including warehousing costs, internal transfer costs, and other costs of the Company's distribution network, are included in cost of goods sold (see response to Comment number 7).

9. EXPAND YOUR DISCLOSURES TO INCLUDE YOUR POLICY ON RESEARCH AND DEVELOPMENT EXPENSES, AS REQUIRED BY APB 22.

                  RESPONSE. On a prospective basis, Monsanto will modify Note X -- Significant Accounting Policies to include a description of its accounting policy for Research and Development Costs as shown below. The policy related to acquired in-process research and development with no alternative future use was not relevant to the periods presented in the Form 10-K. However, Monsanto will include this policy in the Research and Development Costs section of Note X -- Significant Accounting Policies as this will be relevant to Monsanto in the future based on planned acquisitions. If material, the amounts of acquired in-process research and development costs with no alternative future use that are expensed will be disclosed in the footnotes.

                  "RESEARCH AND DEVELOPMENT COSTS

                  The company accounts for research and development costs in accordance with SFAS No. 2, ACCOUNTING FOR RESEARCH AND DEVELOPMENT COSTS (SFAS 2). Under SFAS 2, all research and development costs must be charged to expense as incurred. Accordingly, internal research and development costs are expensed as incurred. Third-party research and development costs are expensed when the contracted work has been performed or as milestone results have been achieved. Acquired in-process research and development costs with no alternative future uses are expensed in the period acquired. The costs of purchased in-process research and development that have alternative future uses are capitalized and amortized over the estimated useful life of the asset. The costs associated with equipment or facilities acquired or constructed for research and development activities that have alternative future uses are capitalized and depreciated on a straight-line basis over the estimated useful life of the asset. The amortization and depreciation for such capitalized assets are charged to research and development expenses."

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Securities and Exchange Commission
February 24, 2005
page 9


      Inventory Valuation, page 71
      ----------------------------

 10.     WE NOTE YOU HAVE DISCLOSED THE USE OF DIFFERENT INVENTORY METHODS
         IN YOUR FINANCIAL STATEMENTS. WE BELIEVE A MIXTURE OF METHODS SHOULD ONLY BE USED FOR DIFFERENT TYPES OF INVENTORIES, PARTICULARLY WHEN THERE ARE VALID BUSINESS REASONS FOR DOING SO. PLEASE DISCLOSE WHICH TYPES OF INVENTORY YOU USE EACH METHOD FOR. PLEASE DISCLOSE WHETHER YOU USE BOTH METHODS FOR ANY SIMILAR TYPES OF INVENTORY. IF SO, PLEASE ALSO DISCLOSE YOUR BASIS FOR DOING THIS. IN SOME INSTANCES, THIS MAY BE DUE TO THE LIFO METHOD BEING USED FOR SIMILAR TYPES OF INVENTORY IN COUNTRIES THAT PERMIT THE LIFO METHOD AND THE FIFO METHOD MAY BE USED IN COUNTRIES THAT DO NOT PERMIT THE USE OF THE L1FO METHOD. IF THIS IS THE CASE FOR SOME OF YOUR INVENTORY, PLEASE IDENTIFY THE FOREIGN COUNTRIES WITH SIMILAR INVENTORY CATEGORIES TO THOSE YOU USE THE LIFO METHOD FOR IN THE UNITED STATES, AND TELL US SEPARATELY FOR EACH COUNTRY WHY YOU DO NOT USE THE LIFO METHOD FOR YOUR INVENTORIES IN THAT COUNTRY. IF YOU ARE PERMITTED TO USE THE LIFO METHOD IN THAT COUNTRY, PLEASE TELL US WHY YOUR SELECTIVE USE OF LIFO FOR SIMILAR TYPES OF INVENTORIES IS APPROPRIATE.

                  RESPONSE. The following modifications will be made to the section subtitled "Inventory Valuation" in Note X -- Significant Accounting Policies, on a prospective basis to address the use of the LIFO method within the Agricultural Productivity segment:

         AGRICULTURAL PRODUCTIVITY: The fourth and fifth sentences of this paragraph will be modified to state the following:

                  "The cost of the Agricultural Productivity segment inventories in the United States, excluding supplies (approximately one-third of total inventories as of August 31, 200X, 200X and
                  200X) is determined by using the last-in, first-out (LIFO) method, which generally reflects the effects of inflation or deflation on cost of goods sold sooner than other inventory cost methods. The cost of inventories outside of the United States, as well as supplies inventories in the United States, is determined by using the first-in, first-out (FIFO) method; FIFO is utilized outside of the United States because the requirements in the countries where Monsanto maintains inventories generally do not allow the use of the LIFO method."

                  Monsanto advises the Staff that LIFO is not utilized in the following countries in which Monsanto has inventories because local requirements generally do not allow the use of LIFO for book or tax purposes:

         EUROPE-AFRICA: Switzerland, South Africa, Belgium, Hungary, Italy,
                        France, Turkey, Czech Republic, Malawi, Ukraine, Russia, Slovakia, Kenya, Poland, United Kingdom, Germany, Croatia, Spain, Denmark.

         ASIA-PACIFIC:  India, Malaysia, Indonesia, Thailand, Philippines,
                        Australia, Pakistan, China.

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Securities and Exchange Commission
February 24, 2005
page 10

         LATIN AMERICA: Brazil, Argentina, Colombia, Chile, Ecuador, Venezuela,
                        Costa Rica, Peru, Guatemala, Puerto Rico, Honduras.

         NORTH AMERICA: Canada.

                  In Mexico, the use of LIFO is permitted; however, since it is not permitted in other countries in Latin America, Mexico continues to utilize the FIFO method to maintain consistency across the Latin America region. Additionally, the amounts of inventory in Mexico are not significant (less than $50 million for all periods presented in the Form 10-K).

      Goodwill, page 71
      -----------------

11. EXPAND YOUR DISCLOSURE TO DISCUSS THE ACCOUNTING POLICY USED TO DETERMINE THE CARRYING AMOUNTS OF GOODWILL AND INTANGIBLE ASSETS DISCLOSED IN NOTE 9. FOR AMORTIZABLE INTANGIBLE ASSETS, DISCLOSE YOUR POLICY WITH REGARD TO THE AMORTIZATION METHOD USED AND THE RANGE OF AND BASIS FOR USEFUL LIVES ASSIGNED AS REQUIRED BY APB 22. IN ADDITION, FOR CLARIFICATION PURPOSES, PLEASE PROVIDE A DISCUSSION OF WHAT THE NATURE OF THE GERMPLASM INTANGIBLE ASSET IS.

                  RESPONSE. On a prospective basis, Monsanto will expand its current disclosures of policies for Goodwill and Other Intangible Assets included in Note X - Significant Accounting Policies to discuss the basis for determining the carrying amounts of goodwill and intangible assets, useful lives and method of amortization.

                  GOODWILL

                  Monsanto will insert the underlined language on a prospective basis to expand its current disclosure as discussed above. (Changes reflected by underlined text.)

                  "MONSANTO FOLLOWS THE GUIDANCE OF SFAS NO. 141, BUSINESS COMBINATIONS, IN RECORDING THE GOODWILL ARISING FROM A BUSINESS COMBINATION AS THE EXCESS OF PURCHASE PRICE AND RELATED COSTS OVER THE FAIR VALUE OF IDENTIFIABLE ASSETS ACQUIRED AND LIABILITIES ASSUMED.

                  Under SFAS No. 142, Goodwill and Other Intangible Assets, all goodwill amortization ceased effective Jan. 1, 2002. Goodwill is now subject only to impairment reviews. A fair-value-based test is applied at the reporting unit level, which is generally one level below the segment level. THE TEST COMPARES THE FAIR VALUE OF THE COMPANY'S REPORTING UNITS TO THE CARRYING VALUE OF THOSE REPORTING UNITS. This test requires various judgments and estimates. THE FAIR VALUE OF GOODWILL IS DETERMINED USING AN ESTIMATE OF FUTURE CASH FLOWS OF THE REPORTING UNIT AND A RISK ADJUSTED DISCOUNT RATE TO COMPUTE A NET PRESENT VALUE OF FUTURE CASH FLOWS. An adjustment to goodwill will be recorded for any goodwill that is determined to be impaired. Impairment of goodwill is measured as the excess of the carrying amount of goodwill over the fair values of recognized and

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Securities and Exchange Commission
February 24, 2005
page 11

                  unrecognized assets and liabilities of the reporting unit. Goodwill is tested for impairment annually, OR MORE FREQUENTLY IF EVENTS OR CIRCUMSTANCES INDICATE IT MIGHT BE IMPAIRED. Goodwill was last tested for impairment as of March 1, 2004. SEE NOTE X -- GOODWILL AND OTHER INTANGIBLE ASSETS -- FOR FURTHER DISCUSSION OF THE ANNUAL IMPAIRMENT TEST."

                  OTHER INTANGIBLE ASSETS

                  Monsanto will insert the underlined language on a prospective basis to expand its disclosure as discussed above. In addition, Monsanto will provide further clarification on the determination of useful lives for core and completed technology germplasm. Monsanto's core technology germplasm consists of a library of germplasm which is the genetic foundation on which new and improved hybrids and varieties of high-yield crop seeds are developed. The germplasm library was created using years of breeding research. Completed technology germplasm consists of seed hybrids and varieties that are commercially available. The useful lives for completed technology germplasm are based on historical product life cycles, among other factors. The useful lives for core technology germplasm are determined in part, based on the length of time that the germplasm will continue to be used for future product development. As such, they can be much longer than the useful lives of completed technology germplasm. In addition, upon the acquisition of various seed companies, Monsanto obtained independent valuations of the germplasm (both core and completed), which included estimating the value and determining the useful lives.

                  "Other intangible assets consist primarily of ACQUIRED seed germplasm, biotechnology intellectual property, LICENSES and trademarks. SEED GERMPLASM IS THE GENETIC MATERIAL USED IN NEW SEED VARIETIES. GERMPLASM IS AMORTIZED ON A STRAIGHT-LINE BASIS OVER USEFUL LIVES RANGING FROM SEVEN YEARS FOR COMPLETED TECHNOLOGY GERMPLASM TO A MAXIMUM OF 30 YEARS FOR CERTAIN CORE TECHNOLOGY GERMPLASM. COMPLETED TECHNOLOGY GERMPLASM CONSISTS OF SEED HYBRIDS AND VARIETIES THAT ARE COMMERCIALLY AVAILABLE. CORE TECHNOLOGY GERMPLASM IS THE COLLECTIVE GERMPLASM OF INBRED AND HYBRID SEEDS AND HAS A LONGER USEFUL LIFE AS IT IS UTILIZED TO DEVELOP NEW SEED HYBRIDS AND VARIETIES. Biotechnology intellectual property includes intangible assets related to acquisitions and licenses through which Monsanto has acquired the rights to various research and discovery technologies. These encompass intangible assets such as enabling processes and data libraries necessary to support the integrated genomics and biotechnology platforms. These intangible assets have alternative future uses AND ARE AMORTIZED OVER USEFUL LIVES RANGING FROM THREE TO 17 YEARS. THE USEFUL LIVES OF GERMPLASM AND ACQUIRED BIOTECHNOLOGY INTELLECTUAL PROPERTY ARE DETERMINED BASED ON CONSIDERATION OF SEVERAL FACTORS INCLUDING THE NATURE OF THE ASSET, ITS EXPECTED USE, LENGTH OF LICENSING AGREEMENT OR PATENT AND THE PERIOD OVER WHICH BENEFITS ARE EXPECTED TO BE RECEIVED FROM THE UTILIZATION OF THE ASSET.

                  MONSANTO HAS A BROAD PORTFOLIO OF TRADEMARKS AND PATENTS INCLUDING TRADEMARKS FOR ROUNDUP (FOR HERBICIDE PRODUCTS), ROUNDUP READY, BOLLGARD, AND YIELDGARD

Securities and Exchange Commission
February 24, 2005
page 12

                  (FOR TRAITS), DEKALB AND ASGROW (FOR AGRICULTURAL SEEDS), POSILAC (FOR DAIRY PRODUCTIVITY PRODUCTS), AND PATENTS FOR OUR INSECT-PROTECTION TRAITS, FORMULATIONS USED TO MAKE OUR HERBICIDES AND VARIOUS MANUFACTURING PROCESSES. THE AMORTIZATION PERIOD FOR TRADEMARKS AND PATENTS RANGES FROM THREE TO 30 YEARS. TRADEMARKS ARE AMORTIZED ON A STRAIGHT-LINE BASIS OVER THEIR USEFUL LIVES. THE USEFUL LIFE OF A TRADEMARK IS DETERMINED BASED ON THE ESTIMATED MARKET-LIFE OF THE ASSOCIATED COMPANY, BRAND OR PRODUCT. PATENTS ARE AMORTIZED ON A STRAIGHT-LINE BASIS OVER THE PERIOD IN WHICH THE PATENT IS LEGALLY PROTECTED, THE PERIOD OVER WHICH BENEFITS ARE EXPECTED TO BE RECEIVED, OR THE ESTIMATED MARKET-LIFE OF THE PRODUCT WITH WHICH THE PATENT IS ASSOCIATED, WHICHEVER IS LESS. Also included in other intangible assets is a nonamortizing intangible asset associated with the recognition of minimum pension liabilities. In accordance with SFAS 144, all amortizable intangible assets are assessed for impairment whenever events indicate a possible loss. Such an assessment involves estimating undiscounted cash flows over the remaining useful life of the intangible. If the review indicates that undiscounted cash flows are less than the recorded value of the intangible asset, the carrying amount of the intangible is reduced by the estimated cash-flow shortfall on a discounted basis, and a corresponding loss is charged to the Statement of Consolidated Operations. See Note X -- GOODWILL AND OTHER INTANGIBLE ASSETS -- FOR FURTHER DISCUSSION OF MONSANTO'S INTANGIBLE ASSETS."

      Note 7.  Customer Financing Program, page 83
      --------------------------------------------

12. YOU DISCLOSE THAT YOUR TRANSFERS OF CUSTOMER LOANS ARE TREATED AS A SALE. PLEASE TELL US IN DETAIL HOW THESE LOAN TRANSACTIONS MEET THE CRITERIA IN PARAGRAPHS 9.A., B., AND C. OF SFAS 140 FOR SALES TREATMENT. PLEASE TELL US SPECIFICALLY HOW YOUR TRANSFERRED LOANS HAVE BEEN ISOLATED FROM YOU WHEN THEY ARE STILL GUARANTEED BY YOU.

                  RESPONSE. Monsanto advises the Staff that the Company extends credit to trade customers in the normal course of business which are due in terms not exceeding approximately one year. For customers desiring to obtain longer term financing, Monsanto refers certain of its customers to a third-party specialty lender, Great Plains Funding Corporation (Great Plains), that makes loans directly to Monsanto's customers (i.e., the customer financing program). This allows customers to pay off amounts due to Monsanto while receiving extended financing terms through loans with Great Plains. Great Plains is a special purpose entity ("SPE") that was established with limited independent capital and whose activities are substantially all related to Monsanto. In order to fund the loans to the Monsanto customers, Great Plains sells the loans to GP Funding I Corp., a qualifying SPE ("GP Funding I" or "QSPE"). Monsanto services the loans and provides a first-loss guarantee of up to $100 million on the loans sold to GP Funding I. GP Funding I funds its purchase of the loans by issuing beneficial interests in them to commercial paper conduits.

                  Although Monsanto does not have any ownership interest in Great Plains, Great Plains is consolidated by Monsanto pursuant to FIN 46R (and preceding guidance under EITF 90-15). Because substantially all of its activities are for/with Monsanto and

Securities and Exchange Commission
February 24, 2005
page 13


         Monsanto guarantees the loans sold to GP Funding I up to $100 million, Monsanto is considered to be the "primary beneficiary" (as defined by FIN 46R) of Great Plains. GP Funding I meets the following conditions for being a QSPE (SFAS 140, paragraph 35):

                  a) It is demonstrably distinct from Great Plains because it cannot be unilaterally dissolved by Monsanto or by Great Plains, and more than 10% of its beneficial interests in the loans is held by commercial paper conduits; b) Its permitted activities are limited to holding loans transferred from Great Plains, issuing beneficial interests in such loans to the commercial paper conduits, and engaging in other incidental activities related thereto; c) It holds only transferred loans (passive financial assets), the Monsanto guarantee of those loans and cash collections on the loans briefly until paid to the commercial paper conduits; and d) It cannot sell or otherwise dispose of the loans. The transaction documents do not permit the sale of the loans to Monsanto under any circumstances.

         The transfers of customer loans meet the criteria in paragraphs 9.a., b., and c. of SFAS 140 for sales treatment as follows:

      a. Monsanto has determined that the loans originated by Great Plains and transferred to GP Funding I would be beyond the reach of Monsanto and Great Plains, and their respective creditors, even in the event of bankruptcy of either party. Monsanto originates the loans as the agent of Great Plains (consolidated SPE) and provides a first-loss guarantee of up to $100 million on the loans; however, Monsanto is not the lender and does not have any ownership interest in the loans. Monsanto has received outside legal opinions with respect to the following matters to support its conclusions (excerpts from such opinions are set forth in quotations below):

           i. In the event Great Plains became a debtor in a case under Title 11 of the United States Code (the Bankruptcy Code), the transfer of loans from Great Plains to GP Funding I "would not be, after full consideration of all relevant factors, properly characterized as a pledge of the Loans to secure a borrowing by [Great Plains] from [QSPE] by a court exercising bankruptcy jurisdiction and reasonable judgment, and (a) such Loans and the proceeds thereof would not be part of the estate of Great Plains under section 541(a)(1) of the Bankruptcy Code in such event, and
               (b) section 362(a) of the Bankruptcy Code would not apply to stay payment to [QSPE] (or its assigns) of amounts collected on the Loans transferred under the Sale Agreement and proceeds of sale thereof."

           ii. In the event Monsanto became a debtor in a case under the Bankruptcy Code, "it would not be a proper exercise by the court of its equitable discretion to disregard in a properly presented, briefed and argued case the separate legal existence and corporate form of [QSPE] so as to order substantive consolidation under the Bankruptcy Code of the assets and liabilities of [QSPE] with the bankruptcy estate of [Monsanto]."

          iii. In the event Great Plains became a debtor in a case under the Bankruptcy Code, "a court in a proper exercise of its equitable discretion would not disregard in a

Securities and Exchange Commission
February 24, 2005
page 14

               properly presented, briefed and argued case the separate legal existence and corporate form of [QSPE] so as to order substantive consolidation under the Bankruptcy Code of the assets and liabilities of [QSPE] with the bankruptcy estate of Great Plains."

           b. As noted above, GP Funding I is a QSPE and the commercial paper conduits that hold the beneficial interests in the loans transferred to GP Funding I have the right to freely pledge or exchange such beneficial interests.

           c. Monsanto has no ownership interest in the loans, and the Loan Sale Agreement between Great Plains and GP Funding I provides that Great Plains relinquishes all title and control over the loans upon transfer of the loans to GP Funding I. Therefore, Great Plains does not maintain effective control over the loans after transfer from Great Plains to GP Funding I. The Loan Sale Agreement does not permit or require the repurchase of any loans by Great Plains. Additionally, the transaction documents do not permit the sale of the loans to Monsanto under any circumstances.

             Accordingly, Monsanto accounts for the transfer of the loans by Great Plains (a member of the Monsanto consolidated financial reporting group) to GP Funding I as a sale under SFAS 140.

13. PLEASE DISCLOSE HOW YOU HAVE CLASSIFIED THESE CUSTOMER LOAN TRANSFERS IN YOUR STATEMENT OF CONSOLIDATED CASH FLOWS. PLEASE DISCLOSE THE NECESSARY CASH FLOW INFORMATION AS REQUIRED BY PARAGRAPH 17.F.(4) OF SFAS 140.

                  RESPONSE. In accordance with paragraph 17.f.(4) of SFAS 140, Monsanto currently discloses the amount of loans sold through the financing program. Prospectively, Monsanto will adjust the customer financing note disclosure as shown below.
         (Changes reflected by underlined text.)

                 "PROCEEDS FROM customer loans sold through the financing program totaled $X million for fiscal year 200X, $X million for the fiscal year 200X and $X million for fiscal year 200X. THESE PROCEEDS ARE INCLUDED IN NET CASH PROVIDED BY OPERATIONS IN THE STATEMENT OF CONSOLIDATED CASH FLOWS."

              As discussed in the response to Comment 12, Monsanto has concluded that the proceeds from the customer loan transfers arise from the sale of receivables by the consolidated Monsanto entity in accordance with SFAS 140 and should therefore be included in operating activities in accordance with SFAS 95, paragraph 22.a. Accordingly, the proceeds have been included in net cash provided (required) by operations in the Statement of Consolidated Cash Flows for all periods presented in the Form 10-K.

Securities and Exchange Commission
February 24, 2005
page 15

      Note 9.  Goodwill and Other Intangible Assets, page 84
      ------------------------------------------------------

14. WE NOTE THE INCREASES IN YOUR ACQUIRED BIOTECHNOLOGY INTELLECTUAL PROPERTY ARE DUE, IN PART, TO DELIVERABLES RECEIVED UNDER THE 2002 PRODUCT DISCOVERY AND DEVELOPMENT COLLABORATION WITH CERES, INC. EXPAND YOUR DISCLOSURES TO EXPLAIN HOW THE INTANGIBLE ASSETS RECEIVED FROM CERES WERE VALUED AND WHAT CONSIDERATION WAS GIVEN IN EXCHANGE FOR THEM. SPECIFICALLY ADDRESS THE ACQUISITION OF RIGHTS IN EXCHANGE FOR VENDOR FINANCING AND SUPPLEMENTALLY DESCRIBE HOW THIS EXCHANGE WAS ACCOUNTED FOR. ALSO, EXPLAIN WHAT CONSIDERATION WILL BE RECEIVED IN EXCHANGE FOR $137 MILLION OF FUTURE PAYMENTS UNDER THE COLLABORATION AGREEMENT, IF ANY.

                  RESPONSE. The 2002 product discovery and development collaboration with Ceres, Inc. is a five-year multi-element arrangement that includes the following components: 1) acquisition of rights to existing technologies, 2) acquisition of rights to similar technology developed over the five-year agreement, 3) a 9% minority equity investment in Ceres, and 4) funding of a joint research program. The agreement specifies payments to Ceres of $137 million over the five-year term, summarized as follows:

1)       Acquisition of rights to existing technologies              $40 million
2)       Acquisition of rights to similar technology to be developed $45 million
3)       Equity investment                                           $22 million
4)       Funding of joint research program                           $30 million

                  The acquisition of rights to existing technologies (item 1 above) was in exchange for a $40 million loan payable over five years ("vendor financing") and was recorded at inception as an intangible asset. Interest on the financing is charged to earnings as interest expense.

                  The first two components, acquisition of rights to existing technologies and acquisition of rights to similar technology to be developed, are comprised of a database of intellectual property primarily made up of gene sequencing and gene leads, processes, libraries and other biological materials. These technologies, similar to a library of data sets, were valued using an internally-developed discounted cash flow valuation methodology. The estimated values of the acquired technologies are primarily based on increased probabilities of success and accelerated launch dates for specific products under development. Based on this methodology, the acquired existing technologies had an estimated value of $42 million (as compared to the contracted payment of $40 million), and the amount of the related intangible asset recorded was based on the consideration paid. The subsequently developed similar technology deliverables acquired to-date were valued using the same method, and such values have been higher than the contractually-determined cash consideration paid for the deliverables acquired to-date. Accordingly, each of those acquired intangible assets was valued based on the cash consideration amount. As additional technologies are received over the term of the arrangement, the deliverables are evaluated to ensure that established quantity and quality specifications have been met prior to completing the acquisition and recording the related the intangible assets. If the deliverables do not meet such specifications, Monsanto is not

Securities and Exchange Commission
February 24, 2005
page 16

         contractually required to purchase them. The carrying values of the intangible assets related to the acquired technologies are reviewed for impairment quarterly. The assets are amortized on a straight-line basis over useful lives of 10 years.

                  The cash paid for the minority equity investment in preferred stock of Ceres approximated fair value for the shares acquired. The fair value per share was estimated using multiple methods including an evaluation of the most recent investor financing transaction, review of stock prices of comparable companies and IPO valuations of like companies. These methods resulted in a range of stock prices of $5.74 to $6.56 per share. Monsanto purchased its equity investment in Ceres at $6.50 per share, which was determined to represent a purchase at fair value based on the range of fair value estimates. The investment represented approximately 9% of Ceres' equity. There is no Monsanto representation on Ceres' board of directors and no other control features involved in Monsanto's equity investment. The investment was recorded at the fair value paid and is accounted for using the cost method. The carrying value of the investment is reviewed for impairment quarterly. Monsanto does not have an option to put this equity investment back to Ceres or any other party.

                  The final component, funding of a joint research program, was valued based on the amount of effort (number of researchers contractually required) to complete the research plans, at a fair-market-value rate per researcher. The rate per researcher was determined to be consistent with Monsanto's internal costs plus a reasonable profit margin of approximately 25%. This research is unrelated to the research activities required to develop the defined technology deliverables (item 2 above). The research costs funded by Monsanto are expensed as incurred.

                  The disclosures related to the collaboration agreement with Ceres, Inc. within Note X - Goodwill and Other Intangible Assets will be replaced on a prospective basis as follows:

                  Current disclosure:

                  "This product discovery and development collaboration focuses on applying genomics technologies to improve and to accelerate the time to commercialization of certain agricultural crops. Under the 2002 collaboration, Monsanto acquired rights to certain of Ceres' existing technologies in exchange for vendor financing totaling $40 million, to be paid over five years. This existing technology has a weighted-average useful life of 10 years. Ceres will receive additional payments if it meets specified objectives for developing additional related technology, as part of its continuing commitment to genomics-based product discovery. In 2002, Monsanto made a minority equity investment in Ceres. Monsanto also will fund a jointly implemented research program. Including the $40 million for vendor financing, total payments to Ceres under the 2002 collaboration (subject to performance by Ceres) are expected to approximate $137 million over five years, plus potential royalties."

Securities and Exchange Commission
February 24, 2005
page 17

                  Prospective disclosure:

                  "The 2002 product discovery and development collaboration is a five-year arrangement that focuses on applying genomics technologies to improve and to accelerate the time to commercialization of certain agricultural crops. The arrangement included the acquisition of rights to existing technologies, acquisition of rights to similar technology to be developed over the term of the arrangement, a minority equity investment in Ceres and funding of a joint research program. The technologies received under the collaboration agreement were valued using a discounted cash flow methodology under which the value to Monsanto was driven by increased probabilities of success and accelerated launch dates for specific products. The acquired technologies are recorded as intangible assets, with weighted-average useful lives of 10 years, only when the specified deliverables meet established quantity and quality criteria, and the asset amounts recorded do not exceed the amounts paid for such technologies. The minority equity investment in Ceres was recorded at fair value and is accounted for using the cost method. Under the joint research program, research costs funded by Monsanto are expensed as incurred. Including the rights to existing technologies, the rights to technology to be developed, the equity investment and the joint research program, total payments to Ceres under the 2002 collaboration are expected to approximate $137 million over five years, plus potential royalties."

      NOTE 11.  INCOME TAXES, PAGE 87

15. TELL US WHAT FACTORS WERE CONSIDERED IN ESTABLISHING THE VALUATION ALLOWANCE FOR YOUR TAX LOSS CARRYFORWARDS RELATED TO THE DEFERRED TAX ASSETS IN BRAZIL AND WHAT EVENTS OCCURRED, CAUSING CHANGES IN THESE FACTORS DURING FISCAL YEAR 2004 THAT LED TO THE CONCLUSION TO REVERSE THE VALUATION ALLOWANCE. ALSO, TELL US HOW YOU DETERMINED THAT A VALUATION ALLOWANCE WAS NOT NEEDED FOR THE FUTURE RECOGNITION OF TAX LOSS CARRYFORWARDS ASSOCIATED WITH THE DEFERRED TAX ASSETS IN ARGENTINA AS OF AUGUST 31, 2003 AND WHAT EVENTS OCCURRED DURING FISCAL YEAR 2004 THAT LED TO THE CONCLUSION THAT A VALUATION ALLOWANCE WAS NEEDED. WE MAY HAVE FURTHER COMMENT.

                  RESPONSE. In connection with the deferred tax assets in Brazil and Argentina, Monsanto advises the Staff as follows:

                  BRAZIL

                  The valuation allowance related to the deferred tax asset produced by tax loss carryforwards in Brazil was first established during the first quarter of 1999. Prior to 1999, Brazil had been a profitable entity, consistently generating taxable income. The valuation allowance was recorded due to a weakening of the Brazilian economy and substantial changes in Monsanto's Brazilian business, which created a significant tax loss and the potential for future tax losses. The changes included:

Securities and Exchange Commission
February 24, 2005
page 18

            - Acquisitions of Brazilian seed businesses financed with $575 million of high interest rate dollar denominated debt with European lenders (financing entered into in late 1998), and

            - A tax deductible currency loss of approximately $150 million associated with the European debt (the Brazilian reais/U.S. dollar exchange rate went from 1.21 to 1 at the end of December 1998 to 1.72 to 1 at the end of March 1999).

                  The valuation allowance was subsequently reviewed and assessed quarterly as required under SFAS 109. It should be noted that, due to the Southern Hemisphere planting season (September through December), the market information available to management in August 2003, at the conclusion of the eight month period ended August 31, 2003 (the "transition period"), in developing projections of taxable income to assess whether the Brazil deferred tax assets would be realized was not materially different than the market information available in December 2002. Accordingly, information on the 2003 planting season was first available to management in the second quarter of fiscal year 2004. The reversal of this valuation allowance at the conclusion of the second quarter of Monsanto's 2004 fiscal year in February 2004 was supported by factors which particularly impacted Monsanto, as well as a greatly improved business climate within Brazil. The factors which particularly impacted Monsanto included:

            - The development of a royalty system to capture value from the use of the technology in Monsanto's ROUNDUP READY soybean seeds (each of the four largest Brazilian grain processors had signed agreements during January 2004), (please see the "Outlook" section in MD&A of the Form 10-K);

            - The presence of glyphosate "anti-dumping" legislation, effective February 2003, which produced a fair pricing environment and broader market for Monsanto's glyphosate products;

            - Two consecutive years of significant growth in the glyphosate market (2002 vs. 2001 and 2003 vs. 2002) at a 10-15% rate, which is a major product offering for Monsanto in Brazil;

            - The approaching maturity of the European debt, along with management's commitment to capitalize this debt, reduced the amount of interest expense and mitigated the possibility of generating currency driven tax losses; and

            - Adoption of a new business model in Brazil in response to continued economic and market uncertainties including actions we have taken with our customers and operational decisions we have made have reduced working capital levels and distribution inventory levels thus reducing carrying costs and providing product pricing leverage (see the "Outlook" section in MD&A of Monsanto's Report on Form 10-K for the fiscal year ended December 31, 2002).

                  The factors related to the general Brazilian business climate included:

            - Continued growth in the Brazilian agricultural sector of the economy at an annual rate of 5.5%;

Securities and Exchange Commission
February 24, 2005
page 19

            -     Growth in Brazilian gross domestic product of 3.4% (2003 vs.
                  2002) compared to 1.5% (2002 vs. 2001);

            - Stabilization of the Brazilian currency (2.9 reais per dollar at the end of 2003 compared to 3.5 reais per dollar at the end of 2002);

            - Declines in the rate of inflation (8.7% at the end of 2003 vs. 25.3% at the end of 2002) and interest rates (16.5% at the end of 2003 vs. 25% at the end of 2002); and

            - An enhanced level of comfort with the stability of Brazil's central government with the election of President Lula and his appointed Finance Minister.

                  Based on the foregoing, management prepared updated projections of taxable income based on the company's updated long-range financial projections. With positive evidence consisting of two planting seasons of operating profits, the strides made in the royalty system, the revised forecast of taxable income, and consideration of the indefinite carryforward period available for tax net operating losses, management concluded it was more likely than not the deferred tax assets related to the cumulative net operating losses were fully realizable. This conclusion has been confirmed by the continued vitality of Monsanto's Brazilian businesses subsequent to the second quarter of fiscal 2004 when the reversal of the valuation allowance was recorded.

                   ARGENTINA

                  The determination that a valuation allowance was not required for the Argentina deferred tax asset as of August 31, 2003 was based upon projections of future taxable income reflecting that net operating losses generated in calendar years 2001, 2002 and 2003 would be realized in the 2006 calendar year. Monsanto's Argentine business operations were profitable prior to 2001. The tax losses during calendar years 2001, 2002 and 2003 were driven by the following discrete events:

            -     2001: large scale flooding across Argentina's farming regions;

            - 2002: economic crisis, as reflected in the dollar/peso exchange rate moving from on 1/1 January 1, 2002, to 1/3.36 on December 31, 2002, and unforeseen volumes of seed inventory returns due to 2001 floods; and

            - 2003: operational changes made by management, primarily in response to the past economic crisis and business environment in Argentina (such as contracting the volume of products in the distribution channel and product line rationalization).

                  The benefit associated with these tax loss carryforwards was projected to be realized within the applicable five-year tax loss carryforward period in Argentina at the close of Monsanto's eight month period ended August 31, 2003.

                  Management's projections of taxable income prepared at the conclusion of the second quarter of fiscal 2004 based on the updated long-range financial projections presented a distinctly different conclusion than the projections at the end of the transition

Securities and Exchange Commission
February 24, 2005
page 20

         period. It should be noted that, due to the Southern Hemisphere planting season (September through December), the market information available to management at the conclusion of the transition period was not materially different than the market information available in December 2002. At the conclusion of the second quarter of fiscal 2004, management now had the benefit of knowing the actual result of the Argentine agricultural product selling season which began in September 2003. The updated projections reflected an anticipated tax loss of 204 million pesos for the 2003 calendar year (or $69.4 million based upon the year end exchange rate of 2.94 Argentine pesos to the dollar) and
         244.5 million pesos for the 2004 calendar year (or $84 million based upon the February 28, 2004, exchange rate of 2.92 Argentine pesos to the dollar). These updated projections were primarily driven by the unfavorable experience of the 2003 selling season and significant bad debt expenses. Management revised their assumptions in developing its projections of taxable income during the five-year carryforward period in light of the experience of two successive planting seasons which had generated tax losses since inception of the economic crisis. Based on these projections, management concluded it was more likely than not the deferred tax asset associated with the net operating loss would not be realized. Accordingly, a valuation allowance was required for the full amount of the deferred tax asset associated with tax loss carryforwards.

      Note 22.  Commitments and Contingencies, page 105
      -------------------------------------------------

16. WE NOTE YOUR DISCUSSION UNDER ITEM 3 ON PAGES 13 THROUGH 16 OF NUMEROUS LEGAL PROCEEDINGS, WHICH HAVE NOT BEEN FULLY DISCLOSED WITHIN THE FOOTNOTES TO THE FINANCIAL STATEMENTS. IN PARTICULAR, NOTE 22 REFERS TO LITIGATION SOLUTIA WAS DEFENDING IN PENNSYLVANIA, THE DETAILS OF WHICH ARE PROVIDED UNDER ITEM 3. HOWEVER, THE FOOTNOTE DISCUSSION DOES NOT ADDRESS THE NATURE OF THIS PROCEEDING. ITEM 3 ALSO DISCUSSES PROCEEDINGS RELATED TO THE DELTA AND PINE LAND COMPANY, AGENT ORANGE, SYNGENTA AND OTHERS, WHICH HAVE NOT BEEN DISCLOSED IN NOTE 22. UNDER THE REQUIREMENTS OF SFAS 5 AND FIN 14, IT APPEARS NOTE 22 REQUIRES EXPANSION TO DISCUSS THE NATURE AND STATUS OF SUCH PROCEEDINGS. YOUR EXPANDED DISCLOSURE SHOULD ALSO INCLUDE A DISCUSSION OF THE RELATED ACCRUED LIABILITIES AND AN ESTIMATE OF THE RANGE OF REASONABLY POSSIBLE ADDITIONAL LOSS OR FOR THOSE PROCEEDINGS IN WHICH NO ACCRUAL HAS BEEN MADE, AN ESTIMATE OF THE RANGE OF REASONABLY POSSIBLE LOSS FOR EACH PROCEEDING THAT MEETS THE DISCLOSURE REQUIREMENTS OF SFAS 5. WE MAY HAVE FURTHER COMMENTS UPON REVIEW OF YOUR RESPONSE.

                  RESPONSE. This is an area to which Monsanto, including its accounting and legal staff, has devoted considerable attention, and where the Company has sought to improve the quality of its disclosure and its usefulness to investors. Monsanto takes a systematic approach to including in its consolidated financial statements appropriate disclosures and reserves for contingencies arising from litigation and other proceedings.

                  In accordance with SFAS 5, Monsanto accrues an "estimated loss from a loss contingency . . . by a charge to income if BOTH of the following conditions are met: (a) Information available prior to issuance of the financial statements indicates that it is

Securities and Exchange Commission
February 24, 2005
page 21

         probable that . . . a liability had been incurred at the date of the financial statements. . . . (b) The amount of the loss can be reasonably estimated." (SFAS 5, paragraph 8.) Monsanto confirms that all of the legal proceedings described in the referenced disclosure, as well as all other litigation against Monsanto, has been carefully evaluated against this standard. Necessarily, as a part of making the determination contemplated by SFAS 5 as to whether a reserve is appropriate, and the amount of any such reserve, management evaluates the potential outcome of the various legal proceedings, working in close consultation with legal counsel and otherwise as contemplated by paragraph 36 of SFAS 5. And, in each case where no reserve is established, that decision is based on the inability to satisfy one or the other of the requirements of SFAS 5 paragraph 8.

                  In accordance with SFAS 5, SOP 94-6 and FIN 14, even in circumstances in which it would be inappropriate to establish a reserve relating to a litigation-related loss contingency, a company may be required to disclose a litigation-related loss contingency. Specifically, Monsanto understands that paragraph 10 of SFAS 5 provides that disclosure of a loss contingency must be made if "there is at least a reasonable possibility that a loss or an additional loss may have occurred." Monsanto further recognizes and understand that paragraph 10 contemplates that "The disclosure shall indicate the nature of the contingency and shall give an estimate of the possible loss or range of loss or state that such an estimate cannot be made."

                  As of the date of the Form 10-K, Monsanto determined that the likelihood of incurring a liability was reasonably possible with respect to only one of its potentially material contingencies--its obligation to indemnify Pharmacia following Solutia's failure to do so. Accordingly, Monsanto described in the notes to financial statements the nature and status of the proceedings related to Solutia's bankruptcy, including the amounts expended or guaranteed by Monsanto to perform its obligation to Pharmacia. The description included in the notes covered the material events prior to and in connection with Solutia's bankruptcy, because those were the events that could lead, and had led, to liability for Monsanto. The notes did not include a description of any particular proceeding being managed by Monsanto (such as the Pennsylvania litigation), because Monsanto could not be held liable for any of the proceedings unless Monsanto consented to be held liable or Pharmacia enforced its indemnification right against Monsanto. Further, none of the proceedings appeared to be individually material to Monsanto. Monsanto disclosed that it was reasonably possible that the effects of the indemnification obligation relating to Solutia would result in a material adverse effect on its financial position, profitability or liquidity. However, because of the many uncertainties relating to any resolution of Solutia's bankruptcy proceeding, including those described in the response to Comment 22, Monsanto was not able to reasonably estimate the amount or range of reasonably possible additional loss. This was consistent with the Proof of Claim that Monsanto subsequently filed with the bankruptcy court in Solutia's bankruptcy proceedings on November 29, 2004, which claim was both highly complex and subject to further amendment.

                  In Monsanto's determination at the time of filing the Form 10-K, the likelihood of incurring a liability with respect to its other legal proceedings, such as the Agent Orange,

Securities and Exchange Commission
February 24, 2005
page 22

         Delta and Pine Land and Syngenta proceedings, was believed to be remote. Accordingly, financial statement disclosure of such contingencies was not required by SFAS 5, and Monsanto did not record an accrual, nor did Monsanto estimate the range of reasonably possible loss for such proceedings. However, the nature and status of these legal proceedings were described elsewhere in its Form 10-K in compliance with Item 103 of Regulation S-K, pursuant to which all material legal proceedings, as well as environmental proceedings that could result in a penalty of $100,000 or more, must be disclosed, regardless of the likelihood that the company would incur a liability. Although Monsanto does not believe disclosure was required under Item 103 because the Company was not a proper party to such proceedings, it voluntarily disclosed the nature and status of some of the more significant Solutia-related proceedings in its Form 10-K in order to give investors an understanding of the more significant among the hundreds of proceedings that the Company was managing on behalf of Pharmacia.

                  Monsanto fully recognizes that it would be helpful to investors to better forecast and quantify the potential impacts of litigation contingencies, whether by way of accruing reserves or disclosure, as appropriate. As the posture of each of the referenced matters develops, Monsanto will evaluate the feasibility of doing so, and expects to include relevant and meaningful disclosure in its periodic filings as available.

17. ON A SIMILAR MATTER, PROVIDE US WITH A SCHEDULE LISTING ALL LOSS CONTINGENCIES, CLEARLY IDENTIFYING THE ITEMS MENTIONED UNDER THIS HEADING AND UNDER ITEM 3, FROM THOSE WHICH ARE NOT, AND SHOWING ALL ACCRUAL ACTIVITY FOR EACH PERIOD PRESENTED IN YOUR ANNUAL REPORT AND SUBSEQUENT INTERIM REPORTS. IDENTIFY INCREASES ATTRIBUTABLE TO INITIAL ESTIMATES, REVISIONS IN ESTIMATES AND ACQUISITIONS, AND DECREASES ATTRIBUTABLE TO EXPENDITURES, REVISIONS IN ESTIMATES AND DISPOSITIONS SEPARATELY. CLEARLY IDENTIFY THE IMPACT OF EACH ENTRY ON YOUR RESULTS OF OPERATIONS FOR EACH PERIOD PRESENTED. TELL US YOUR ESTIMATE OF THE RANGE OF REASONABLY POSSIBLE ADDITIONAL LOSS FOR EACH ITEM APPEARING IN YOUR SCHEDULE.

                  RESPONSE. Following is a listing of the loss contingencies for which Monsanto has recorded an accrual.

         (1) PHARMACIA-SOLUTIA (most recent disclosure in Part II, Item 1 and
         Note 15 of the Form 10-Q)

         During the fiscal year ended August 31, 2004, Monsanto established an accrual (via a charge to income) of approximately $11 million for remediation work to be performed at Anniston, Alabama and Sauget, Illinois under an agreement with the Environmental Protection Agency
         (EPA). Monsanto's agreement with the EPA was for a period of six months, which expired on September 15, 2004, subject to automatic renewal until terminated upon 60 days' notice. As of August 31, 2004, following dispersals for remediation costs, the remainder of the accrual was $6.3 million, which was spent in the first quarter of fiscal 2005 Monsanto continued to accrue during the quarter for an additional 60 days' costs, on the expectation that Monsanto would exercise its termination rights. An accrual of $6 million was outstanding as of November 30, 2004,

Securities and Exchange Commission
February 24, 2005
page 23

         which was part of the $263 million accrual described below. It was not reasonably possible to estimate a range of reasonably possible additional loss given this termination right and the uncertainties of Monsanto's intentions beyond the next 60 days.

         For the quarter ended November 30, 2004, Monsanto took a charge to income of $284 million for certain litigation and environmental remediation costs associated with Solutia's bankruptcy. The outstanding balance as of November 30, 2004 was $263 million. The accrual was based on the best estimates of Monsanto's management and input from its legal and other outside advisors. Accrual was required under SFAS 5, because Monsanto had determined that it crossed the threshold of probability during the course of discussions held in December 2004 with the other parties-in-interest in Solutia's bankruptcy. Additionally, through its due diligence process Monsanto was able in December 2004 to reasonably estimate the amount of certain elements of that potential liability. However, the degree to which Monsanto might ultimately be responsible for the particular matters reflected in the charge or any additional matters remained uncertain. Discussions between and among the various parties involved in the Solutia bankruptcy were expected to continue (and have continued) for some time and a formal reorganization plan must ultimately be affirmed by several constituencies and the bankruptcy court. Accordingly, the possible additional loss or range of loss was not estimable, and, therefore, no further disclosure was made. See the Company's responses to Comments 16 and 22 for a further discussion of the uncertainties and its inability to reasonably estimate the amount or range of reasonably possible additional loss.

         (2) AGREVO (most recent disclosure in Note 15 of the Form 10-Q)

         As of November 30, 2004 Monsanto recorded an accrual for $15 million. A charge to income was taken because information available prior to the issuance of financial statements, including partial denial of meritorious motions for summary judgment, indicated that it was reasonably probable that a liability had been incurred and the amount of the loss was reasonably estimable, given the status of discussion between the parties, which commenced in early November 2004. The $15 million accrual was recorded as a charge to income and represented the projected or reasonably expected settlement amount. The matter was settled for $15 million in January 2005.

         (3) INDONESIA (most recent disclosure in Part II, Item 1 of the Form 10-Q)

         As of August 31, 2004 no amounts were accrued in the Company's financials for the review by the SEC or DOJ of items associated with its former business activities in Indonesia. However, Monsanto accrued $500,000, as a charge to income, because of substantial progress toward resolution with the SEC as of November 30, 2004. Ultimately, Monsanto paid a combined total of $1.5 million to the SEC and DOJ under the terms of final agreements that were negotiated in January 2005. While Monsanto recognized that these amounts were immaterial for financial statement disclosure purposes, the treatment accorded was considered appropriate disclosure in light of the fact that the matter involved potential criminal sanctions and in light of Monsanto's prior filings regarding its ongoing cooperation with the SEC and DOJ to address the matter.

         (4) HEIZER CREEK LANDFILL (most recent disclosure in Part II, Item 1 of the Form 10-Q)

Securities and Exchange Commission
February 24, 2005
page 24

         In October 2000, Monsanto recorded a reserve of $1.5 million as a charge to income following the conclusion of its Engineering Evaluation/Cost Analysis Report, which contained, among other things, a recommended remedy for remediation of the Heizer Creek landfill in West Virginia. The amount of the reserve was based upon the cost to implement the recommended remedy. No adjustments have been made to the reserve, as Monsanto is awaiting direction from the EPA prior to commencing remediation work. Monsanto believes the range of reasonably possible additional loss is between $0 and $500,000, due to the length of time between when Monsanto prepared its estimate of costs and when Monsanto might commence remediation work. This accrual has not been disclosed in the notes to Monsanto's financial statements due to its immaterial nature.

         (5) AVENTIS CROPSCIENCE S.A. (most recent disclosure in Note 18 to the Form 10-K)

         In November of 2001 a reserve of $50M was recorded in other expense as a charge to income following a federal appeals courts decision to uphold a 1999 judgment against DEKALB Genetics Corporation (which subsequently became a wholly owned subsidiary of Monsanto), pursuant to which the Aventis was awarded $15 million of actual damages and $50 million of punitive damages. This reserve was in addition to the $15 million recorded for actual damages prior to 2001. Monsanto has fully paid the $65 million in judgment.

         (6) CENTRAL GARDEN AND PET (most recent disclosure in Note 5 to the Form 10-K)

         In January 2002, Monsanto and Central Garden announced a settlement of all litigation related to Central Garden's distribution of lawn and garden products for the former Monsanto during the 1990s. Monsanto dismissed a lawsuit relating to the payment of receivables due from Central Garden, and Central Garden dismissed two other lawsuits. As a result of the settlement of the receivables lawsuit, Monsanto recorded a charge and wrote off the related accounts receivable of $32 million in other expense-net.


18. SUBMIT A SEPARATE LISTING OF ITEMS MENTIONED UNDER THIS HEADING FOR WHICH NO ACCRUAL HAS BEEN MADE, AND THOSE ITEMS FOR WHICH YOU ARE UNABLE TO ESTIMATE A RANGE OF REASONABLY POSSIBLE LOSS. TELL US THE AMOUNT OF DAMAGES SPECIFIED BY PLAINTIFFS, AND ANY ESTIMATES OF REMEDIATION PREPARED BY EXTERNAL PARTIES, OF WHICH YOU ARE AWARE.

                  RESPONSE. Monsanto has recorded an accrual for all of the loss contingencies specifically mentioned in Note 22 to the consolidated financial statements in its Form 10-K. Following is a listing of the legal proceedings not specifically mentioned in Note 22 but otherwise described in its Form 10-K, and subsequent interim reports, for which no accrual has been made. Monsanto deems the likelihood of incurring a liability in each such proceeding to be remote or at such a stage that it was not possible to assess the likelihood of incurring a liability. Accordingly, consistent with SFAS 5, paragraph 10, or SOP 94-6, paragraphs 12-19, Monsanto has not estimated the range of reasonably possible loss for any of these proceedings.

Securities and Exchange Commission
February 24, 2005
page 25


                                                                                   Estimate of Remediation
                                             Amount of Damages Specified by        Prepared by External Parties,
         Proceeding                          Plaintiffs                            of which Monsanto is Aware
         ----------                          ------------------------------        -----------------------------
         Mycogen Interference Proceedings    Unspecified damages and injunctive    n/a
                                             relief

         Monsanto v. Bayer                   Unspecified damages and injunctive    n/a
         CropScience AG                      relief

         Syngenta Seeds v. Monsanto et al.   Unspecified damages and injunctive    n/a
         (re: infringement)                  relief

         Syngenta v. Monsanto (re:           Unspecified damages and injunctive    n/a
         antitrust matters)                  relief

         Regents of the Univ. of Calif. v.   Unspecified damages and injunctive    n/a
         Monsanto                            relief

         Two grower lawsuits in federal      Unspecified damages and other relief  n/a
         court

         Multiple grower lawsuits in state   Unspecified damages and other relief  n/a
         courts

         Grower lawsuits regarding           Unspecified damages and other relief  n/a
         glyphosate

         Delta and Pine Land v. Pharmacia    Unspecified damages and other relief  n/a

         Agent Orange-Veterans cases         Unspecified damages                   n/a

         Agent Orange-Vietnam citizens       Unspecified damages                   n/a
         cases

         Agent Orange-South Korea cases      Unspecified damages                   n/a

         P4 Production, LLC environmental    n/a                                   None
         remediation

         Walker v. Monsanto (re: pension     Unspecified damages and other relief  n/a
         plan)

         Virdie Allen et al. v. Monsanto,    Unspecified damages                   n/a
         et al.


Securities and Exchange Commission
February 24, 2005
page 26

      Note 25.  Equity Affiliates, page 114
      -------------------------------------

19. WE NOTE THE DISCLOSURE THAT YOU PERFORMED SERVICES FOR RENESSEN LLC THAT WERE FAIR VALUED AT $45 MILLION AND WERE RECOVERED AT COST. TELL US ON A SUPPLEMENTAL BASIS HOW FAIR VALUE WAS DETERMINED AND HOW THE RELATED TRANSACTIONS WERE RECORDED ON YOUR FINANCIAL STATEMENTS.

                  RESPONSE. Monsanto supplementally advises the Staff that certain Monsanto employees conduct research and development services for Renessen LLC ("Renessen"), a 50-50 owned and funded joint venture between Monsanto and Cargill. Monsanto pays the employees from its own funds and tracks the cost of conducting the research and development services for Renessen. The cost of the services is recorded as research and development expenses. These costs are primarily labor, supplies and overhead and are incurred by Monsanto on a regular basis throughout the year. Monsanto invoices Renessen for the actual cost of these services on a monthly basis. When Renessen is billed for the services, Monsanto records a receivable due from Renessen in miscellaneous receivables and credits research and development expenses (fully offsetting the previously recorded expense). The fair value of the services approximates cost. Prospectively, Monsanto will modify its disclosure to clarify that fair value approximates cost.

      Note 26.  Advertising Costs, page 114
      -------------------------------------

20. WE NOTE THE DISCLOSURE ON PAGE 39 REGARDING YOUR AGREEMENT WITH SCOTTS. PLEASE EXPAND YOUR FOOTNOTES TO DESCRIBE YOUR ACCOUNTING FOR THIS AGENCY AND MARKETING AGREEMENT.

                  RESPONSE. On a prospective basis, Monsanto will modify Note X -- Advertising Costs to include a description of the agency and marketing agreement with The Scotts Company ("Scotts"). This will include changing the title of the note to "Selling, General and Administrative Expenses" and adding the following section:

                  "AGENCY AND MARKETING AGREEMENT

                  In 1998, Pharmacia (f/k/a Monsanto Company) entered into an agency and marketing agreement with The Scotts Company (Scotts) with respect to the lawn-and-garden herbicide business, which was transferred to Monsanto in connection with its separation from Pharmacia. Under the agreement, beginning in the fourth quarter of 1998, Scotts was obligated to pay Monsanto a $20 million fixed fee each year to defray costs associated with the lawn-and-garden business. Scotts deferred a specified amount of this fee, owed in each of the first three years of the agreement, and it is contractually required to be paid in full, with interest. Scotts began paying these deferred amounts ($5 million per year in monthly installments) in October 2002. Monsanto records the payment to defray costs as a credit to selling, general and administrative expenses. Beginning in program year 2003 (October of 2002,) the annual fixed fee was increased to $25 million. In

Securities and Exchange Commission
February 24, 2005
page 27

                  addition, if certain thresholds are achieved, starting with program year 2001, recovery of the deferred amount is accelerated and the contribution payment is increased. Monsanto is accruing interest on the deferred amounts owed by Scotts and including it in interest income. The total amount owed by Scotts, including accrued interest, was approximately $XX million as of A date, $XX million as of B date, and $XX million as of C date."

                  The information regarding Monsanto's advertising costs as disclosed in the Form 10-K will be presented after the Agency and Market Agreement section in a section titled Advertising Costs. Both the Agency and Marketing Agreement and Advertising Costs sections will be presented within the Selling, General and Administrative Expenses note.

      Note 27.  Discontinued Operations, page 114
      -------------------------------------------

21. WE NOTE THAT YOUR DISCONTINUED OPERATIONS REPORTED NO SIGNIFICANT PRE-TAX LOSSES AND THAT AS OF AUGUST 31, 2004, THE REMAINING ASSETS AND LIABILITIES OF THESE BUSINESSES WERE LESS THAN $1 MILLION. IN CONNECTION WITH THE EXIT OF THIS BUSINESS, YOU DISCLOSE THAT YOU RECORDED A $68 MILLION DEFERRED TAX BENEFIT FOR A FOREIGN CAPITAL LOSS CARRYFORWARD, FOR WHICH A FULL VALUATION ALLOWANCE HAD BEEN PROVIDED, AS OF AUGUST 31, 2004. ADDITIONALLY, IN NOTE 30 ON PAGE 116, YOU DISCLOSED THAT A $105 MILLION U.S. DEFERRED TAX ASSET RELATED TO THE DISPOSAL THAT PREVIOUSLY WAS NOT RECORDED DUE TO NUMEROUS UNCERTAINTIES ASSOCIATED WITH THE AMERICAN JOBS CREATION ACT OF 2004 WILL NOW BE RECORDED IN THE FIRST QUARTER OF FISCAL YEAR 2005. TELL US THE NATURE OF THE TAX DEDUCTIONS THAT CREATED THESE DEFERRED TAX BENEFITS AND THE CIRCUMSTANCES UNDER WHICH IT WOULD REVERSE, GIVEN THAT NO SUBSTANTIAL FINANCIAL LOSS FOR DISCONTINUED OPERATIONS WAS REPORTED IN PRIOR PERIODS AND NO SUBSTANTIAL ASSETS OR LIABILITIES REMAIN.

                  RESPONSE. Monsanto advises the Staff that it incurred a substantial tax loss on the disposition of its European wheat and barley business during the fourth quarter of Monsanto's fiscal 2004. The loss in question related to Monsanto's acquisition of the stock of Plant Breeding International Cambridge Limited ("PBIC"), a U.K. company acquired for approximately $503 million in 1998, and the subsequent disposition of the assets held by PBIC in June 2004. An election was made at acquisition by Monsanto under Section 338(h)(10) of the Internal Revenue Code which effectively increased the tax basis of PBIC's assets, from a U.S. perspective, to the $503 million purchase price. In October 2003, Monsanto made a "check-the-box" election available under U.S. tax law which effectively liquidated Monsanto U.K. Ltd. (the Monsanto subsidiary which then held the historic operating assets of PBIC - PBIC owned certain non-operating assets). This election made Monsanto (U.S.) the owner of the operating assets for U.S. income tax purposes. The election had no impact on Monsanto's U.K. tax position.

                  Monsanto had made a decision to engage in an effort to dispose of its European wheat and barley business (including the historic operating and non-operating assets of PBIC) by the time of the October 2003 election. The operating and non-operating assets were to be offered for sale by Monsanto U.K. Ltd. and PBIC, respectively, to discrete

Securities and Exchange Commission
February 24, 2005
page 28

         groups of potential buyers. The Internal Revenue Service had adopted a litigating position that the sequence of steps in a liquidation/sale could be reversed to deny taxpayers any benefit from a loss generated by those events. Please see the attached copy of Notice 2003-46. This position was also being litigated in the United States Tax Court in DOVER V. COMMISSIONER. In addition, pending legislation would have limited Monsanto's U.S. tax basis in the PBIC assets to their fair market value at the time of the liquidation (approximately $15 million, rather than the estimated remaining $320 million of tax basis under existing tax law after depreciation/amortization of the original $503 million investment). Please see the attached copy of Section 431 of the pending S.1637 "Jumpstart Our Business Strength (JOBS) Act" or "Jobs Act". Another section of that Bill (Section 435, also attached) also posed a threat to realizing any tax benefit in the U.S. from the disposition by disallowing tax benefits in circumstances where the "principal purpose" of the acquisition of an asset or assets was to avoid federal income tax.

                  The actual disposition of the wheat and barley business during the fourth quarter of the fiscal 2004 generated both a capital loss in the U.K. and a potential (due to the uncertainties described above) ordinary tax loss in the U.S. Monsanto was precluded from claiming a tax loss in both the U.S. and U.K. under the "dual consolidated loss" provisions contained in Section 1503 of the Internal Revenue Code. Monsanto could only claim a U.S. tax loss if it was willing to make a "non-use" election under Treasury Regulation 1.1503-2(g)(2). Consequently, Monsanto would ultimately be required to determine whether it was prudent to (i) make the "non-use" election and thereby forego an opportunity in the U.K. to offset the capital loss incurred on the disposition of the wheat and barley business assets against a potential capital gain generated by the sale of non-operating assets held by PBIC or (ii) retain the ability to claim a tax benefit in the U.K. Monsanto was not required to decide whether to make this "non-use" election until May 15, 2005, the date on which its U.S. tax return for fiscal 2004 would be due. A deferred tax asset was not recorded for any potential U.S. tax benefit because such an asset would only exist if Monsanto was committed to make the "non-use" election. As of the June 2004 sale date of the PBIC operating assets and as of August 31, 2004, Monsanto could not come to that conclusion given the legislative/litigation risks that made it unclear whether any U.S. tax benefit would be realized if the "non-use" election were made.

                  Consequently, upon the sale of the PBIC operating assets in June 2004, a deferred tax asset of $68 million was recorded for the U.K. tax loss. A restructuring of the U.K. wheat and barley business had created U.K. tax basis in the historic PBIC assets. A full valuation allowance was associated with this deferred tax asset because the capital loss could only be used in the U.K to offset U.K. capital gains and it was unclear whether the disposition of certain non-operating assets held by PBIC would generate capital gains to allow recovery of the deferred tax asset (the sale price of such non-operating assets included a fixed amount approximately equal to PBIC's U.K. tax basis plus contingent payments based upon future events beyond the control of PBIC or the buyer). This possibility of realizing a U.K. tax benefit, coupled with the risks associated with realizing

Securities and Exchange Commission
February 24, 2005
page 29

         a U.S. tax benefit, precluded Monsanto from committing to make the "non-use" election.

                  The "American Jobs Creation Act of 2004," or "AJCA", a successor bill to the "Jobs Act" was enacted in October 2004, during the first quarter of Monsanto's 2005 fiscal year. Section 836 of the AJCA (copy attached) was virtually identical to Section 431 of the Jobs Act. However, Section 836 was only effective as of the date of enactment. There was no provision in the AJCA similar to Section 435 of the Jobs Act. Accordingly the legislative risk, which was the primary driver for Monsanto's earlier conclusion that it was not in a position to determine that it would be prudent to make the "non-use" election, had been eliminated. The United States Tax Court had rejected the Internal Revenue Service's litigating position in its Dover v. Commissioner opinion published in May 2004. The enactment of the AJCA and the Dover opinion greatly diminished the economic incentive for the Internal Revenue Service to further litigate this issue. Accordingly, in the first quarter of fiscal 2005, Monsanto committed to file the "non-use" election on its fiscal 2004 U.S. corporate income tax return. This commitment required Monsanto to record a deferred tax asset for the U.S. loss and reverse the U.K. based deferred tax asset/valuation allowance, as the "non-use" election would preclude Monsanto from claiming any U.K. tax benefit for the U.K. loss. The tax benefit was recorded as a deferred tax asset, rather than a current tax benefit, due to the fact Monsanto was in a net operating loss carryforward position in the U.S. prior to the recognition of this loss (please see
         Note 11 of the Form 10-K). Based upon Monsanto's ability to produce taxable income in the U.S. which would absorb this tax loss carryforward, no valuation allowance was considered necessary.

                  Monsanto reported the pre-tax loss on its investment in the wheat and barley business before reporting the tax benefit of the loss. A loss of $229 million was recorded in the first quarter of calendar year 2002 as part of the cumulative effect of a change in accounting principle related to the adoption of SFAS 142. A second loss of $56 million was recorded in the first quarter of fiscal 2004 as the result of a goodwill impairment analysis. This impairment was recorded in continuing operations in accordance with paragraph 39 of SFAS 142. No tax benefit was recorded on the impairments in the earlier periods due to the reasons outlined above. The U.S. tax benefit could only be obtained by Monsanto's commitment to the "non-use" election in the first quarter of fiscal year 2005. This benefit was recorded in the first quarter of 2005 upon enactment of the AJCA.

      FORM 10-Q FOR THE QUARTER ENDED NOVEMBER 30, 2004

      Note 15.  Commitments and Contingencies, page 14
      ------------------------------------------------

22. WE NOTE YOUR FORM 8-K FILED DECEMBER 20, 2004, WHICH DISCLOSED A $284 MILLION CHARGE RELATED TO SOLUTIA CONTINGENCIES WOULD BE MADE IN YOUR CURRENT QUARTER. IN YOUR FORM 10-K FILED ON NOVEMBER 3, 2004, THESE CONTINGENCIES WERE DEEMED REASONABLY POSSIBLE BUT NOT SUBJECT TO ESTIMATION. IN YOUR FORM 10-Q FILED ON JANUARY 10, 2005, YOU DISCLOSE THAT THE DEGREE TO WHICH YOU ARE RESPONSIBLE FOR THESE MATTERS IS UNCERTAIN, AND THAT ACTUAL COSTS MAY BE MATERIALLY DIFFERENT FROM THIS

Securities and Exchange Commission
February 24, 2005
page 30

         ESTIMATE. GIVEN THE REQUIREMENT TO DISCLOSE ANY ADDITIONAL REASONABLY POSSIBLE LOSSES IN ACCORDANCE WITH PAS 5 AND FIN 14, TELL US HOW AND WHY YOU CONCLUDED THAT ANY ADDITIONAL LOSSES FOR THIS CONTINGENCY DO NOT NEED TO BE DISCLOSED. IF ADDITIONAL LOSSES ARE REASONABLY POSSIBLE, DISCLOSE SUCH LOSSES IN ACCORDANCE WITH FAS 5 AND FIN 14.

         ADDITIONALLY, WE UNDERSTAND THIS CHARGE WAS ESTIMATED ON A DISCOUNTED BASIS. PLEASE NOTE THE REQUIREMENTS OF SAB TOPIC 5Y STATE DISCLOSURE OF ADDITIONAL INFORMATION IS REQUIRED FOR THOSE LIABILITIES MEETING THE CONDITIONS FOR DISCOUNTING, SUCH AS THE DISCOUNT RATE USED, THE AGGREGATE UNDISCOUNTED AMOUNT, EXPECTED PAYMENTS OVER THE NEXT FIVE YEARS, ETC. PLEASE EXPAND YOUR DISCLOSURES TO PROVIDE THIS INFORMATION AS REQUIRED BY SAB TOPIC 5Y. WE MAY HAVE FURTHER COMMENT AFTER REVIEWING YOUR RESPONSE.

                  RESPONSE. As disclosed in the Form 10-K, Monsanto could be obligated to indemnify Pharmacia for any liabilities that Solutia assumed from Pharmacia upon its spinoff. These liabilities include litigation, environmental remediation and certain retiree liabilities relating to individuals who were employed by Pharmacia prior to the Solutia spinoff. Monsanto will be liable for such obligations only if Solutia does not perform them or the Company otherwise assumes the obligations. Following Solutia's December 2003 bankruptcy filing, the extent to which Solutia will remain liable for these obligations, or be discharged of them, can only be determined by the bankruptcy court. Accordingly, the ultimate impact on Monsanto of Solutia liabilities that Monsanto may be called upon to deal with as a result of the Solutia bankruptcy proceeding will depend on the final outcome of a number of factors, including: (i) the extent to which Solutia is discharged from liabilities; (ii) the amount of such liabilities; (iii) the extent to which the other parties to such liabilities receive payment of their claims as part of the plan of reorganization; (iv) the extent to which the Company has successful defenses to the assertion of liabilities from which Solutia is discharged; and (v) the extent to which the Company receives payment of its claims against Solutia as part of Solutia's plan of reorganization (which will depend, among other things, on the extent to which the Company has incurred costs at that time of the estimation or other liquidation of those claims and the amount of the payment allocated to the class to which such claims are assigned).

                  Both prior to and since Solutia's bankruptcy filing, Monsanto has managed certain litigation and environmental remediation repudiated by Solutia. In connection with its management of such matters and with the assistance of outside advisors the Company developed a reasonable estimate of the amount that it is reasonably possible the Company would incur if it continued to manage and satisfy such obligations. Further, because Monsanto had determined in that it crossed the threshold of probability during the course of discussions held in December 2004 with the other parties-in-interest in Solutia's bankruptcy, accrual was required under SFAS 5. This charge was disclosed in a Form 8-K and subsequently in the Form 10-Q. However, because of the many uncertainties relating to any resolution of Solutia's bankruptcy proceeding, including

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Securities and Exchange Commission
February 24, 2005
page 31

         those described above, the Company was not able to reasonably estimate the amount or range of reasonably possible additional loss. Further, as disclosed in the Form 10-K, due to the same uncertainties, the Company could not ascertain the likelihood that it might ultimately be responsible for other environmental remediation or the retiree medical benefits nor develop a reasonable estimate of such liabilities, as Solutia was currently managing those liabilities. This was consistent with the Proof of Claim that Monsanto filed with the bankruptcy court in Solutia's bankruptcy proceedings on November 29, 2004, which claim was both highly complex and subject to further amendment. Therefore, consistent with paragraph 10 of SFAS 5, no further disclosure regarding possible additional losses was required, because no reasonable estimate as to such losses could have been made. The disclosure in Note 15 of the Form 10-Q did not include a discussion of the potential other environmental or retiree medical obligations, as there was no change to the discussion provided in the Form 10-K.

                  The $284 million charge the Company recorded in the first quarter of fiscal 2005 includes estimates of costs to defend and resolve certain third-party tort litigation and estimates of costs for remediation at environmental remediation sites Monsanto is managing. Of the $284 million charge, $86 million accrued, and $21 million paid during the first fiscal quarter, was not subjected to discounting, and the remainder was discounted. A risk free discount rate of 3.5 percent was selected based on discussions with outside legal counsel and guidelines provided in SOP 96-1, paragraph 132, and SAB 92 Topic 5-Y, because there was no available market for the liabilities. Management believes the rate used was appropriate and conservative.

                  The expected aggregate undiscounted amount was approximately $222 million. The expected payments for each of the next five years are $29 million for 2005, $26 million for 2006, $18 million for 2007, $7 million for 2008, and $5 million for 2009. The aggregate amount thereafter is approximately $137 million. The amount recognized in the Statement of Consolidated Financial Position totaled $177 million. The discount amount represents the difference between the $222 million aggregate undiscounted amount and the $177 million recognized in the Statement of Consolidate Financial Position.

                  Monsanto will expand the disclosure in its future filings to include the discount rate and the above discussion, in accordance with SAB Topic 5-Y.

                                   * * * * * *

                  Please contact me ((314) 694-6854), or either Eric S. Robinson ((212) 403-1220) or Roy J. Katzovicz ((212) 403-1313) of Wachtell,
         Lipton, Rosen & Katz, special counsel to the Company, if you have any questions or comments relating to the matters referenced above. Thank you for your attention to this matter.

                                   Sincerely,

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Securities and Exchange Commission
February 24, 2005
page 32


                                                   /s/Richard B. Clark



                                                   Richard B. Clark
                                                   Vice President and Controller
                                                   Monsanto Company



cc:   Terrell K. Crews, Monsanto Company
      Nancy E. Hamilton, Esq., Monsanto Company
      Jennifer L. Woods, Esq., Monsanto Company
      Eric S. Robinson, Esq., Wachtell, Lipton, Rosen & Katz
      Roy J. Katzovicz, Esq., Wachtell, Lipton, Rosen & Katz

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